SECURITI 06004068 SSION

Washington, D.C. 20549

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RECEIVED FEB 28 2006 PROCESSING SECTION 213 D.C.

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-32639 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Pan-American Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Poydras Street
(No. and Street)

| New Orleans | Louisiana | 70130 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Rachael Schorr — (504) 566-1300
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 3700 One Shell Square | New Orleans | Louisiana | 70139-3700 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02

# PAN-AMERICAN FINANCIAL SERVICES, INC.

## TABLE OF CONTENTS

This report contains (check all applicable boxes):

## OATH OR AFFIRMATION

I, Rachael Schorr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pan-American Financial Services, Inc., for the years ended December 31, 2005 and 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Rachael Schorr
Signature

President
Title

Pamela A. Van Geffen
(Notary Public)

PAMELA A. VAN GEFFEN
Notary Public
La. State Bar Roll No. 20398
Parish of Orleans, State of Louisiana
My commission is issued for life

# PAN-AMERICAN FINANCIAL SERVICES, INC.

**SEC FILE NUMBER 8-32639**

## FINANCIAL STATEMENTS
## FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
## AND
## SUPPLEMENTAL SCHEDULES
## FOR THE YEAR ENDED DECEMBER 31, 2005
## AND
## INDEPENDENT AUDITORS' REPORT
## AND
## SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed as a public document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Pan-American Financial Services, Inc.:

We have audited the following financial statements of Pan-American Financial Services, Inc. (the "Company") (a wholly owned subsidiary of Pan-American Life Insurance Company) as of and for the years ended December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, on October 24, 2005, the Company entered into an agreement to transfer rights and certain of its registered representatives to another broker/dealer effective November 30, 2005. Coincident therewith, the Company discontinued its business operations as an introducing broker/dealer.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Pan-American Financial Services, Inc. as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:



These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2006

# PAN-AMERICAN FINANCIAL SERVICES, INC.

## STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005 AND 2004

| ASSETS | 2005 | 2004 |
|---|---|---|
| Cash and cash equivalents | $ 2,964,300 | $ 1,144,026 |
| Cash-restricted | 26,485 | 26,161 |
| Securities owned–trading, at fair value (including $737,548 of securities pledged at December 31, 2004) | 1,254,504 | 1,251,223 |
| Receivables: | | |
| Commissions—net | - | 177,828 |
| Holdback funds receivable | 256,576 | - |
| Notes—net | 71,089 | 1,138,080 |
| Income taxes—parent | 2,308,556 | 1,652,456 |
| Affiliate | - | 20,532 |
| Total receivables | 2,636,221 | 2,988,896 |
| Prepaid expenses and other assets | 91,985 | 152,074 |
| Furniture and equipment—net | 35,570 | 77,961 |
| Intangible assets—net | - | 1,772,354 |
| TOTAL | $ 7,009,065 | $ 7,412,695 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | 2005 | 2004 |
|---|---|---|
| Accounts payable—trade | $ 162,396 | $ 182,698 |
| Accounts payable—affiliates | 2,578,022 | 1,079,468 |
| Accrued costs—discontinuation of business | 720,855 | - |
| Securities sold, not yet purchased—at fair value | - | 2,961 |
| | 3,461,273 | 1,265,127 |
| Stockholder's equity: | | |
| Common stock, no par value; authorized 1,000 shares, outstanding 50 shares | 50,000 | 50,000 |
| Additional paid-in capital | 17,034,869 | 17,034,869 |
| Accumulated deficit | (13,537,077) | (10,937,301) |
| | 3,547,792 | 6,147,568 |
| TOTAL | $ 7,009,065 | $ 7,412,695 |

See notes to consolidated financial statements.

## PAN-AMERICAN FINANCIAL SERVICES, INC.

### CONSOLIDATED STATEMENTS OF NET LOSS
### FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| REVENUE: | | |
| Commissions | $ 10,290,395 | $ 17,980,754 |
| Investment advisory fees | 1,836,098 | 1,951,804 |
| Investment income | 71,312 | 47,268 |
| Interest on notes receivable | 48,355 | 50,823 |
| Other income | 188,926 | 368,652 |
| | 12,435,086 | 20,399,301 |
| EXPENSES: | | |
| Commissions | 10,114,085 | 17,892,117 |
| Administrative service fees | 2,826,356 | 2,917,398 |
| Loss on impairment of assets—net | 1,416,415 | 216,438 |
| Discontinuation of business costs | 720,855 | - |
| Legal fees | 336,610 | 522,173 |
| Rent | 288,369 | 284,076 |
| Exchange and clearance fees | 167,828 | 746,758 |
| Insurance | 161,737 | 61,574 |
| Depreciation and amortization | 154,368 | 411,249 |
| Licenses and fees | 119,008 | 142,159 |
| Provision for uncollectible notes and other receivables | - | 75,835 |
| Other | 212,141 | 374,259 |
| | 16,517,772 | 23,644,036 |
| LOSS BEFORE INCOME TAXES | (4,082,686) | (3,244,735) |
| INCOME TAX BENEFIT | 1,482,910 | 942,701 |
| NET LOSS | $ (2,599,776) | $ (2,302,034) |

See notes to consolidated financial statements.

# PAN-AMERICAN FINANCIAL SERVICES, INC.

## STATEMENTS OF STOCKHOLDER'S EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | Common Stock | | Additional Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| BALANCE, January 1, 2004 | 50 | $ 50,000 | $ 17,034,869 | $ (8,635,267) | $ 8,449,602 |
| Net loss | - | - | - | (2,302,034) | (2,302,034) |
| BALANCE, December 31, 2004 | 50 | 50,000 | 17,034,869 | (10,937,301) | 6,147,568 |
| Net loss | - | - | - | (2,599,776) | (2,599,776) |
| BALANCE, December 31, 2005 | 50 | $ 50,000 | $ 17,034,869 | $ (13,537,077) | $ 3,547,792 |

See notes to consolidated financial statements.

# PAN-AMERICAN FINANCIAL SERVICES, INC.

## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $(2,599,776) | $(2,302,034) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | |
| Forgiveness of notes receivable | 48,490 | 376,175 |
| Provision for uncollectible notes receivable and other receivables | - | 75,835 |
| Depreciation and amortization expense | 154,368 | 411,249 |
| Loss on impairment of assets—net | 1,416,415 | 216,438 |
| Unrealized losses (gains) on investments | 9,124 | (684) |
| Decrease in commissions and other receivables | 198,360 | 13,520 |
| Increase in notes receivable | (66,184) | (3,897) |
| Decrease (increase) in income taxes receivable—parent | 179,561 | (942,700) |
| Decrease (increase) in prepaid expenses and other assets | 59,765 | (30,059) |
| Decrease in accounts payable—trade | (20,302) | (42,948) |
| Increase in accrued costs—discontinuation of business | 720,855 | |
| Increase in accounts payable—affiliates | 662,893 | 1,104,297 |
| Net cash provided by (used in) operating activities | 763,569 | (1,124,808) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchases of securities | (505,000) | (1,243,261) |
| Proceeds from sale of securities | 489,634 | 2,547 |
| Cash received in connection with transfer agreement | 598,679 | - |
| Net cash used in investing activities | 583,313 | (1,240,714) |
| CASH FLOWS FROM FINANCING ACTIVITIES—Payments received on notes receivable and personal service contracts | 473,392 | 297,767 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 1,820,274 | (2,067,755) |
| CASH AND CASH EQUIVALENTS, Beginning of year | 1,144,026 | 3,211,781 |
| CASH AND CASH EQUIVALENTS, End of year | $ 2,964,300 | $ 1,144,026 |

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
During 2005 and 2004, the Company recorded a reduction of $835,661 and $544,337, respectively, in income taxes receivable—parent and a reduction in accounts payable—affiliates for the same amount.

There was no cash paid for interest or taxes during 2005 or 2004.

See notes to consolidated financial statements.

# PAN-AMERICAN FINANCIAL SERVICES, INC.

## NOTES TO FINANCIAL STATEMENTS
## AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

### 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

***Description of the Company***—Pan-American Financial Services, Inc. ("PAFSI") (dba Pan-American Financial Advisors, Inc.) (the "Company"), a wholly owned subsidiary of Pan-American Life Insurance Company (parent), was formed on July 31, 1984. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934.

In 1999, the Company expanded its operation as an introducing broker/dealer by contracting with registered representatives and brokers for the sale of general securities, mutual funds, and variable insurance products. The Company also provided investment advisory services and had agreements with third party clearing broker/dealers to carry customer accounts and to accept customer funds and securities. In March 2005, management and the Board of Directors approved a plan to cease the broker/dealer operations and committed to a plan to market the business. Effective November 30, 2005, the Company entered into an agreement to transfer rights and certain of its registered representatives to another broker-dealer; and, coincident therewith, the Company discontinued its business operations as an introducing broker/dealer (See Note 2).

***Basis of Presentation***—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

***Cash and Cash Equivalents***—Cash and cash equivalents are comprised of cash and short-term investments with original maturities of three months or less when purchased. Restricted cash primarily represents amounts on deposit with clearing firms in connection with the agreements discussed above.

***Securities Owned—Trading, at Fair Value***—Securities owned—trading, at fair value primarily consist of U.S. government securities.

***Commissions Receivables***— Commissions receivables primarily consist of commissions receivable from representatives and receivables from clearing organizations. Management reviews the receivables for collectibility and establishes an allowance for estimated uncollectible amounts. The allowance for uncollectible amounts was $254,760 at December 31, 2004. There were no commissions receivables at December 31, 2005.

***Holdback Funds Receivable***—Holdback funds receivable consists of receivables from an agreement to transfer rights and certain of its registered representatives to another broker/dealer (See Note 2).

***Notes Receivable***—In the past, the Company entered into agreements with certain of its registered representatives wherein the Company advanced funds to such parties in exchange for a multiple-year commitment by the individuals to exclusively represent the Company. In connection with such agreements, the representatives executed unsecured notes payable to the Company. The agreements generally provided that principal was to be forgiven over the contract term in lieu of the representatives receiving a full commission for business brought to the Company, and therefore the Company recorded

commission expense as amounts are forgiven. Any unforgiven principal at the end of the contract term was immediately due and payable by the representatives. Interest on the notes was forgiven as long as the representatives remained affiliated with the Company. If such affiliation was terminated, any amounts remaining outstanding become due immediately. The Company also recorded an allowance for uncollectible amounts based on management's estimate of any amounts deemed to be uncollectible. During 2005, in connection with the Company's plan to cease the broker/dealer operations and market the business, the Company recorded an impairment loss related to the write-down of notes receivable of $726,484 (See Notes 2 and 5).

***Furniture and Equipment***—Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using lives ranging from three to five years. Accumulated depreciation was $286,422 and $244,030 at December 31, 2005 and 2004, respectively.

***Intangible Assets***—In connection with the Company's business acquisitions, the Company typically executed a personal service contract (including non-compete provisions) with key personnel associated with the acquired entity. The Company allocated a portion of the acquisition cost to such intangibles and amortized such cost over the life of the contract ranging from four to ten years. During fiscal 2005, in connection with the Company's plan to cease the broker/dealer operations and commitment to market the business, the Company recorded an impairment loss related to the write-down of intangible assets of $689,931 (See Notes 2 and 6). During fiscal 2004, the Company recorded an impairment loss of $216,438 related to the write-down of intangible assets (see Note 6).

***Impairment of Long-lived Assets***—The Company evaluates long-lived assets and certain identifiable individual intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of the individual assets. If an impairment exists, the amount of impairment is measured as the sum of the estimated discounted future operating cash flows of such assets less their recorded amount.

***Commissions***—Commissions consist of brokerage commissions generated on securities transactions.

***Investment Advisory Fees***—Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

***Income Taxes***—The Company files a consolided federal income tax return with Pan-American Life Insurance Company and determines its tax expense or benefit on a separate return basis. The Company recognizes tax benefits to the extent they are utilized in the return. Deferred taxes are recorded for all temporary differences between book and taxable income. Deferred tax assets are reduced by a valuation allowance, if necessary, in the amount of any tax benefits that, based on available evidence, are not expected to be realized.

***Fair Value of Financial Instruments***—The recorded amounts of cash and cash equivalents, cash—restricted, commissions receivables—net, holdback funds receivable, notes receivable—net, income taxes receivable—parent, accounts payable—trade, accrued costs—discontinuation of business, and accounts payable—affiliates, approximate fair value because of the short maturity of these instruments. Investment securities are classified as trading securities and recorded at fair market value, as determined by quoted market prices.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

***Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimate include costs associated with the exit of the broker/dealer business. Actual results could differ from those estimates.

***Reclassifications***—Certain reclassifications have been made to the 2004 financial statements in order to conform to the classifications adopted for reporting in the 2005 financial statements.

## 2. TRANSFER AGREEMENT AND DISCONTINUATION OF BUSINESS

In March 2005, management and the Board of Directors approved a plan to cease the broker/dealer operations and committed to a plan to market the business.

On October 24, 2005, the Company entered into an agreement, which was effective November 30, 2005, to transfer rights and certain of its registered representatives to another broker/dealer. Coincident therewith, the Company discontinued its business operations as an introducing broker/dealer. The agreement calls for a base payment of $855,255, based on the production of these representatives over the twelve months preceding the transaction date, to be adjusted by an earn-out payment based on their production during the twelve month period commencing January 1, 2006. The rate for the earn-out payment is based on the retention level of these representatives over this twelve month period. The Company has recorded an impairment loss on agent receivables and intangible assets of $1,416,415 based on consideration received in connection with the transfer agreement (see Notes 5 and 6).

The contract also calls for the Company to indemnify the buyer for damages resulting from a breach of the agreement or as the result of claims occurring prior to the closing date. The contract provides for the buyer to hold 30% of the base payment and 30% of the earn-out payment to fund any potential liabilities or any purchase price adjustments. These holdback funds are payable to the Company beginning on the third anniversary of the agreement in equal installments over the following three years. The Company has purchased broker/dealer professional liability tail insurance to mitigate this exposure.

In connection with the Company's plan associated with exiting the broker/dealer business, the Company recorded $720,855 in discontinuation of business costs in the accompanying 2005 statement of net loss. This amount is comprised of the following:

| | |
|---|---|
| Broker/Dealer Professional Liability Tail Insurance | $ 550,000 |
| Administrative Service Fees | 120,000 |
| Other | 50,855 |
| | $ 720,855 |

Any additional expenses that will be incurred in connection with the exiting of the broker/dealer business will be borne by the parent. Any remaining assets will be transferred to the parent.

In addition, the Company conducted its operations from leased facilities under several noncancelable operating leases, two of which were with its parent. The Company was released from the lease agreements with its parent without penalty effective December 2005, and two of the lease agreements with third parties were transferred to the buyer in connection with the transfer agreement.

## 3. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $5,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2005, the Company had net capital of $783,342, which was $552,590 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $3,461,273 at December 31, 2005. The ratio of aggregate indebtedness to net capital was 4.42 to 1 at December 31, 2005.

The Company has entered into written agreements with its clearing brokers, which agreements require the clearing firms to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

The Company had no liabilities subordinated to claims of general creditors during 2005 or 2004.

## 4. SECURITIES OWNED— TRADING, AT FAIR VALUE

Securities owned—trading, at fair value are as follows:

| | 2005 | 2004 |
|---|---|---|
| U.S. Treasury note | $ 745,137 | $ 737,548 |
| Federal Home Loan Bank Note | 500,739 | - |
| U.S. government bond | - | 499,319 |
| Other | 8,628 | 14,356 |
| | $ 1,254,504 | $ 1,251,223 |

At December 31, 2004, the Company was subject to the provisions of SEC Rule 15c3-3; accordingly, included in securities owned—trading, at fair value, was a U.S. Treasury note of $737,548, which was maintained in a separate account for the exclusive benefit of customers pursuant to this rule. At December 31, 2005, the Company was exempt from this rule because it no longer holds customer funds.

## 5. NOTES RECEIVABLE—NET

In connection with the Company's approved plan to cease the broker/dealer operations (see Note 2), an impairment loss was recorded on the notes receivable of $726,484. For 2005 and 2004, activity within notes receivable was as follows:

| | 2005 | 2004 |
|---|---|---|
| Balance, beginning of year | $ 1,138,080 | $ 1,826,929 |
| Additional notes entered into | 66,184 | 3,897 |
| Cash payments received | (358,201) | (297,767) |
| Portion of notes forgiven | (48,490) | (376,175) |
| Provision for uncollectible notes receivable | - | (18,804) |
| Loss on impairment of assets | (726,484) | - |
| Balance, end of year | $ 71,089 | $ 1,138,080 |

The Company also recorded $48,355 and $50,823 of interest income and commission expense for the interest portion of the notes forgiven in 2005 and 2004, respectively.

## 6. INTANGIBLE ASSETS—NET

In connection with the Company's business acquisitions, substantially all of the purchase prices were allocated to intangible assets representing personal service contracts executed with the acquirees' key personnel. In connection with the Company's approved plan to cease the broker/dealer operations (see Note 2), all remaining intangible assets were fully impaired.

| | |
|---|---|
| Personal service contracts at January 1, 2004 | $2,347,909 |
| Loss on impairment of assets | (216,438) |
| Amortization expense | (359,117) |
| Balance at December 31, 2004 | 1,772,354 |
| Cash payments received | (115,191) |
| Loss on impairment of assets | (689,931) |
| Consideration received in connection with the transfer agreement | (855,255) |
| Amortization expense | (111,977) |
| Balance at December 31, 2005 | $ - |

## 7. INCOME TAXES

Income tax benefit is made up of the following components for the years ended December 31, 2005 and 2004:

| | 2005 | 2004 |
|---|---|---|
| Income tax benefit: | | |
| Current | $ 722,090 | $ 535,661 |
| Deferred | 760,820 | 407,040 |
| Income tax benefit | $ 1,482,910 | $ 942,701 |

For the years ended December 31, 2005 and 2004, the effective income tax rate differs from the statutory federal income tax rate as follows:

| | 2005 | 2004 |
|---|---|---|
| Income tax benefit at statutory federal rate | 35.0 % | 35.0 % |
| Permanent items related to intangible assets | 1.3 | (5.8) |
| Return to accrual adjustments for taxes | - | (0.1) |
| Effective tax rate | 36.3 % | 29.0 % |

Deferred taxes receivable of $1,877,614 and $1,116,794 at December 31, 2005 and 2004, respectively, have been provided for temporary differences primarily relating to amortization and impairments of intangible assets and net operating losses in 2005 and 2004. A valuation allowance against deferred tax assets at December 31, 2005 and 2004 was not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

## 8. RELATED PARTY TRANSACTIONS

The parent incurs expenses relating to the Company, primarily administrative and investment related costs, which are ultimately paid by the Company. Such expenses totaled $2,954,748 in 2005 and $3,369,963 in 2004. Included in administrative service fees are $2,826,356 and $2,917,398 in 2005 and 2004, respectively, with the remaining amounts included in various expenses in the accompanying statements of net loss. The Company also operates in facilities that are owned by its parent. The Company had lease agreements for this space and paid $198,638 in rents for both 2005 and 2004. In December of 2005, the parent released the Company from its existing lease commitments without penalty.

The Company had a service agreement with an affiliate, Pan-American Investment Advisors, which was terminated during 2005. In connection with this agreement, the Company performed certain services including but not limited to accounting, compliance, and trade executions. Amounts received in connection with these services were $36,100 and $72,000 for the years ended December 31, 2005 and 2004, respectively, and are included in other income in the accompanying statements of net loss.

A member of the parent company's board of directors owns a business which began utilizing the services of the Company in 2002. Amounts paid by the Company for such services were not significant in 2005 or 2004.

## 9. COMMITMENTS AND CONTINGENCIES

***Commitments***—The Company is still a named lessee under a lease in which it has a minimum rental commitments through 2014 of $225,000; however, a former representative has been making the lease payments on this office lease, and management is of the opinion that any further commitment would be alleviated by subleasing the property.

***Contingencies***—The Company is subject to claims and complaints which have arisen in the ordinary course of business. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

* * * * * *

SUPPLEMENTAL SCHEDULE

# PAN-AMERICAN FINANCIAL SERVICES, INC.

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

| | Amounts Per Audited Financials | Amounts Per Unaudited Focus Report | Difference |
|---|---|---|---|
| NET CAPITAL: | | | |
| Stockholder's equity | $ 3,547,792 | $ 3,465,500 | $ 82,292 |
| Less nonallowable assets: | | | |
| Other assets (including income taxes receivable—parent and prepaid expenses and other assets) | (2,400,541) | (2,317,407) | (83,134) |
| Notes receivable, net | (71,089) | (71,089) | - |
| Holdback funds receivable | (256,576) | (348,561) | 91,985 |
| Furniture and equipment, net | (35,570) | (35,570) | - |
| Net capital before haircuts on securities and other deductions | 784,016 | 692,873 | 91,143 |
| Less haircuts on securities and other deductions | (674) | (20,686) | 20,012 |
| Net Capital | $ 783,342 | $ 672,187 | $ 111,155 |
| Net capital requirement—greater of $5,000 or 6.67% of aggregate indebtedness | 230,752 | $ 236,827 | $ (6,075) |
| Excess capital | $ 552,590 | $ 435,360 | $ 117,230 |
| AGGREGATE INDEBTEDNESS | $ 3,461,273 | $ 3,552,416 | $ 91,143 |
| Ratio: Aggregate indebtedness to net capital | 4.42 to 1 | 5.28 to 1 | |

NOTE: The above computation differs from the computation of net capital under Rule 15c3–1 as of December 31, 2005, filed by the Company with the Securities and Exchange Commission in January 2006. The differences relate to additional adjustments recorded by the Company for expense accruals subsequent to the filing of the Focus Report of $91,143 and adjustments to haircuts on securities and other deductions of $20,012; audit adjustments to reduce prepaid expenses of $8,851; and reclassification of $91,985 from other receivables to prepaid expenses and other assets.

SUPPLEMENTAL SCHEDULE

# PAN-AMERICAN FINANCIAL SERVICES, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
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February 24, 2006

To the Board of Directors of
Pan-American Financial Services, Inc.:

In planning and performing our audit of the financial statements of Pan-American Financial Services, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP